Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MARCH 12, 2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Benson Tsang
	Name:	Benson Tsang
	Title:	Chief Financial Officer

Date: March 12, 2008

3

Exhibit 99.1

WuXi PharmaTech

Announces Fourth Quarter and Full Year 2007 Results

Full Year Net Revenues up 93.3%; Full Year Net Income up 283.0%

SHANGHAI, CHINA — March 12, 2008 — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), the leading global pharmaceutical, biotechnology and medical device R&D outsourcing company headquartered in Shanghai, China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2007.

Fourth Quarter 2007 Highlights:

Compared to the fourth quarter 2006 results,

•	Total net revenues increased 62.4% to $37.1 million.

•	Net income increased 205.7% to $12.1 million.

•	Non-GAAP net income increased 156.7% to $16.6 million.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.17. Diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were $0.23.

Full Year 2007 Highlights:

Compared to full year 2006 results,

•	Total net revenues increased 93.3% to $135.2 million.

•	Net income increased 283.0% to $33.9 million.

•	Non-GAAP net income increased 158.5% to $44.6 million.

•	Diluted earnings per ADS were $0.42. Diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were $0.59.

Commenting on the fourth quarter and full year results, Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech said, “2007 was an historic year for WuXi, marked by a number of key strategic and tactical milestones. Riding on the rising wave of demand for pharmaceutical and biotechnology R&D outsourcing services, our business experienced phenomenal growth, with revenues for the year at $135 million, up 93% from 2006, attributable to a strong performance across both our laboratory services and research manufacturing segments. We continued to expand our customer base from 70 in 2006 to 80 in 2007, a testimony to our operational excellence and service creed ‘We Are Determined to Serve You Better.’

“We remain focused on our goal to transform the drug R&D model globally. An important milestone towards reaching that goal was our recent acquisition of US-based AppTec Laboratory Services Inc., providing us with new capabilities in biologics and medical device testing and manufacturing as well as an expanded geographic footprint. Our integration efforts are ongoing, and by offering a broader range of complementary capabilities across the globe, we are well positioned to drive long-term growth and create value for our customers and shareholders.”

Fourth Quarter and Full Year 2007 Unaudited Financial Results

Net Revenues. Net revenues increased 62.4% to $37.1 million in the fourth quarter 2007 from $22.8 million for the fourth quarter 2006. Net revenues from laboratory services increased 33.1% to $28.8 million in the fourth quarter 2007 from $21.7 million in the fourth quarter 2006. The increase was primarily driven by continued strong growth across our core services including discovery chemistry, process research and bioanalytical services. Net revenues from research manufacturing increased by 603.9% to $8.3 million in the fourth quarter 2007 from $1.1 million in the fourth quarter 2006, primarily attributable to an increase in the number and scope of projects.

Net revenues for the full year 2007 increased 93.3% to $135.2 million from $69.9 million in 2006. Laboratory services revenues grew 71.3% to $102.4 million while research manufacturing revenues increased 222.9% to $32.8 million. The growth in net revenues for the full year 2007 is attributable to an increase in business volume for both laboratory services and research manufacturing. Our ongoing commitment to high quality customer service resulted in a doubling of revenues from our top ten customers over the full year 2006.

Gross margins. Overall gross margin was 42.9% in the fourth quarter 2007, down from 56.0% in the fourth quarter 2006 mainly due to the appreciation of RMB across our cost lines and higher bonus incentive payments to our scientific staff over the same period last year.

Gross margins for the full year 2007 were 46.5%, compared to 49.1% for 2006. The decrease is primarily due to the appreciation of RMB across our cost lines and investment in new services such as formulation and toxicology during the year, offset by increased gross margins for our research manufacturing from achieved economies of scale and increased number and scope of research manufacturing projects.

Operating Expenses. Operating expenses decreased 23.7% to $6.6 million in the fourth quarter 2007 from $8.6 million in the fourth quarter 2006 due to bonuses allocated to scientists. Operating expenses as a percentage of total net revenues decreased to 17.7% in the fourth quarter 2007 from 37.7% over the same period last year.

For the full year 2007, operating expenses grew 35.1% to $32.7 million from $24.2 million in 2006. Operating expenses as a percentage of total net revenues in 2007 declined to 24.2% in 2007 from 34.6% in 2006 due to economies of scale.

Net Income. Net income increased by 205.7% to $12.1 million for the fourth quarter 2007 from $4.0 million for the fourth quarter 2006. Net profit margin increased to 32.7% in the fourth quarter 2007 from 17.4% in the fourth quarter 2006. Non-GAAP net income, excluding share-based compensation expenses for the fourth quarter 2007, grew by 156.7% to $16.6 million, compared to the non- GAAP net income of $6.5 million from the fourth quarter 2006. Diluted earnings per ADS were $0.17 and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were $0.23 for the fourth quarter 2007.

Net income for the full year 2007 increased by 283.0% to $33.9 million, compared to $8.9 million in 2006. Net profit margin for the year increased to 25.1% from 12.7% in 2006. Non-GAAP net income excluding share-based compensation expenses for the full year 2007 grew by 158.5% to $44.6 million, compared to the non-GAAP net income of $17.3 million from the full year 2006. Diluted earnings per ADS for 2007 were $0.42 and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were $0.59 for 2007.

2007 Business Updates

Laboratory services – Our new offerings in toxicology and formulation services since late 2007 have been well received by our customers. We have already received contracts and anticipate seeing gradual revenue growth from these services.

R&D Facilities – Total square footage of our laboratory facilities increased 326,200 square feet in 2007.

Jinshan Facility – Construction of the Jinshan expanded facility is on schedule. We anticipate the facility will be ready for production in the second half of 2008.

Suzhou Facility – Construction on our GLP (Good Laboratory Practice) facility based in Suzhou, China, which began in the third quarter 2007, remains on track. We continue to expect the facility to come on line in 2009.

Progress on AppTec Integration

The acquisition of AppTec Laboratory Services is focused on driving revenue synergies and complementing our existing chemistry-based services with manufacturing and testing services for biologics and medical device clients, along with providing us with a significant US operational footprint.

The acquisition was completed on January 31, 2008. We continue to make progress on integration activities.

Management – Retaining key AppTec management is one of our primary goals. All of the key senior management members identified prior to the completion of the acquisition have decided to stay and signed employment agreements. The retention of key executives provides continuity of operations and services to AppTec’s existing client base and will help expedite the integration of our complementary service lines.

2008 Guidance

We estimate that our 2008 consolidated revenues will range from $280 million to $300 million.

Conference Call

Following the earnings announcement, WuXi PharmaTech’s senior management will host a conference call at 9:00 am (Eastern) / 6:00 am (Pacific) / 9:00 pm (Beijing/Hong Kong) on Thursday, March 13, 2008 to discuss its fourth quarter and full year 2007 financial results and recent business activities. The conference call may be accessed by calling (US) +1-888-596-2633/ (UK) +0808-101-1402 / (HK) +800-965-503/ (China, Northern Region) +10-800-714-0970/ (China, Southern Region) +10-800-140-0945. A telephone replay will be available shortly after the call until April 12, 2008 at (US) +1-888-203-1112/ (UK) +0808-101-1153 / (HK) +800-901-108 / (China, Northern Region) +1-719-457- 0820/ (China, Southern Region) +10-800-140-1178, Passcode: 2224172.

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxipharmatech.com.

About WuXi PharmaTech

WuXi PharmaTech, headquartered in Shanghai, China, is the leading global pharmaceutical, biotechnology and medical device R&D outsourcing company. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory, research manufacturing, biologics testing and manufacturing services throughout the drug and medical device research and development process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device research and development by providing cost-effective and efficient outsourcing solutions that save its customers both time and money. For more information, please visit: http://www.wuxipharmatech.com.

Use of Non-GAAP Financial Measures

We have provided the fourth quarter and full year of 2006 and 2007 net income and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis going forward.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, the acceptance of and revenues generating from new toxicology and formulation services, the timing of opening facilities in Jinshan and Suzhou, and our integration of AppTec Laboratory Services, including creating a unified global operation, retaining key AppTec management, organizing our sales and marketing teams, reorganizing our service lines, and realizing benefits from the acquisition generally. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include our limited operating history; failure to retain key personnel; effective integration of products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and ability to retain our existing customers or expand our customer base. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on August 9, 2007, and is available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 11 of our prospectus. Our actual results of operations for the fourth quarter and full year of 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars, except ordinary share, ADS and par value data)

	December 31, 2007	December 31, 2006
Assets:
Current assets:
Cash and cash equivalents	213,585	9,683
Restricted cash	5,526	2,067
Accounts receivables, net	18,199	12,589
Inventories	13,352	9,617
Prepaid expenses and other current assets	11,215	2,696
Total current assets	261,877	36,652
Non-current assets:
Property, plant and equipment, net	73,635	42,776
Intangible assets, net	921	628
Land use rights, net	5,160	4,643
Other non-current assets	2,182	992
Total non-current assets	81,898	49,039

Total assets	343,775	85,691

Liabilities, mezzanine equity and shareholders’ equity (deficit):
Current liabilities:
Short-term bank borrowings, current	—	9,604
Accounts payable	7,217	9,259
Accrued expenses	12,279	5,012
Deferred revenue	19,706	2,619
Advanced subsidies	1,077	329
Other taxes payable	4,060	2,343
Other current liabilities	1,233	1,428
Total current liabilities	45,572	30,594
Non-current liabilities:
Long-term debt, excluding current portion	4,107	5,763
Advanced subsidies	1,529	1,027
Convertible notes	40,988	—
Deferred tax liabilities	181	129
Total non-current liabilities	46,805	6,919

Total liabilities	92,377	37,513

Mezzanine equity:	—	49,106

Shareholders’ equity (deficit):
Ordinary shares (Note 1), ($0.02 par value, 5,002,550,000 authorized, 249,060,000 and 492,226,776 issued and outstanding as of December 31, 2006 and 2007, respectively)	9,845	4,981
Additional paid-in capital	291,020	33,075
Accumulated other comprehensive income	7,835	1,549
Accumulated deficit	(57,302)	(40,173)
Treasury stock	—	(360)
Total shareholders’ equity (deficit)	251,398	(928)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	343,775	85,691

Note 1: Eight (8) ordinary shares are equal to one (1) ADS.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US Dollars, except ADS and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
Net revenues:
Laboratory services	28,845	21,674	102,384	59,776
Research Manufacturing	8,250	1,172	32,821	10,165

Total net revenues	37,095	22,846	135,205	69,941

Cost of revenues:
Laboratory services	(15,918)	(9,191)	(52,416)	(26,520)
Research Manufacturing	(5,265)	(852)	(19,931)	(9,109)

Total cost of revenues	(21,183)	(10,043)	(72,347)	(35,629)

Gross Profit	15,912	12,803	62,858	34,312

Operating expenses:
Selling and marketing expenses	(650)	(643)	(2,333)	(1,841)
General and administrative expenses	(5,915)	(7,961)	(30,330)	(22,344)

Total operating expenses	(6,565)	(8,604)	(32,663)	(24,185)

Operating income	9,347	4,199	30,195	10,127

Other income (expenses), net:
Other income (expenses), net	1,593	(73)	2,435	35
Interest income (expenses), net	2,182	(92)	2,771	(912)

Total other income (expenses), net	3,775	(165)	5,206	(877)

Income before income taxes	13,122	4,034	35,401	9,250

Income taxes	(991)	(66)	(1,498)	(397)

Net income	12,131	3,968	33,903	8,853

Income (loss) attributable to holders of ADS:
Basic	12,131	2,313	21,655	(35,148)
Diluted	12,131	2,313	27,279	(35,148)

Basic earnings (loss) per ADS	0.20	0.08	0.56	(1.18)
Diluted earnings (loss) per ADS	0.17	0.07	0.42	(1.18)

Number of shares used in calculation (Note 2):

Weighted average ADS outstanding – basic	61,528,350	28,882,500	38,506,277	29,813,325
Weighted average ADS outstanding – diluted	72,544,322	35,022,194	64,393,436	29,813,325

Note 2: One (1) ADS equals eight (8) ordinary shares.

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in thousands of US Dollars, except per ADS data)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
GAAP net income	12,131	3,968	33,903	8,853

Add: Share-based compensation expenses	4,454	2,493	10,715	8,409

Non-GAAP net income	16,585	6,461	44,618	17,262

Income (loss) attributable to holders of ADS (Non-GAAP):
Basic	16,585	3,766	31,477	(26,739)
Diluted	16,585	3,766	37,994	(26,739)

Basic earnings (loss) per ADS (Non-GAAP)	0.27	0.13	0.82	(0.90)
Diluted earnings (loss) per ADS (Non-GAAP)	0.23	0.11	0.59	(0.90)

Weighted average ADS outstanding – basic	61,528,350	28,882,500	38,506,277	29,813,325
Weighted average ADS outstanding – diluted	72,544,322	35,022,194	64,393,436	29,813,325

For more information please contact:

Investor Contact:
Dr. Hai Mi, Vice President,
Corporate Communications
WuXi PharmaTech (Cayman) Inc.
Tel:	+86-21-5046-3726
Email:	ir@pharmatechs.com
Web:	http://www.wuxipharmatech.com

Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel:	+1-212-889-4350
Email:	pharmatechs@taylor-rafferty.com
Web:	http://www.taylor-rafferty.com

Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel:	+852-3196-3712
Email:	pharmatechs@taylor-rafferty.com
Web:	http://www.taylor-rafferty.com

Media Contact:
John Dooley
Taylor Rafferty
Tel:	+1-212-889-4350
Email:	pharmatechs@taylor-rafferty.com
Web:	http://www.taylor-rafferty.com